1200 G Street, Suite 800
Washington DC 20005
www.FisherBroyles.com

May 6, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Atten:	Beverly Singleton
Andrew Blume
Sergio Chinos
Asia Timmons-Pierce

Re:	Intelligent Living Application Group Inc. Amendment No. 7 to the Registration Statement on Form F-1 Amended on January 27, 2022 File No. 333-248684

Ladies and Gentlemen:

On behalf of our client, Intelligent Living Application Group Inc., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated April 5, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1/A (the “Registration Statement”) filed to the Commission on January 27, 2022. Concurrently with the submission of this letter, the Company is filing Amendment No.8 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission

To facilitate your review, we have separately delivered to you today a copy of the Amended Registration Statement, marked to show changes since our last submission of the Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Form F-1/A filed January 27, 2022

Cover Page

1.	We note your disclosure here that “as of the date of this prospectus, none of [y]our subsidiaries has made any dividend payment or distribution to the holding company.” Please reconcile this disclosure with your disclosure on page 10 that your subsidiary and holding company have made cash transfers.

Response: we have clarified on the cover page that there are cash transfers among the holding company and our subsidiaries as payment for intercompany product sales and services or intercompany loans and not as the dividend payment or distribution.

2.	Please disclose whether cash generated from one subsidiary is used to fund another subsidiary's operations, whether any subsidiary has ever faced difficulties or limitations on its ability to transfer cash between subsidiaries, and whether you have cash management policies that dictate the amount of such funding.

Response: We have not used cash generated from one subsidiary to fund another subsidiary's operations. The cash transfer among our subsidiaries is typically as the payment for intercompany product sales and services or intercompany loans. None of our subsidiaries has ever faced difficulties or limitation on its ability to transfer cash between subsidiaries except that cash transfer from or to Dongguan Xingfa Hardware Products Co. Ltd. (“Xingfa”), a company incorporated under the laws of China, is subject to review and file according to the requirements of the State Administration of Foreign Exchange (“SAFE”) of China. Other than that, we don’t have any cash management policies that dictate the amount of funding among subsidiaries.

Prospectus Summary, page 1

3.	Please amend your disclosure here to state that currently, the Chinese government may intervene or influence your operations in China at any time.

Response: We have amended our disclosure that currently the Chinese government may intervene or influence our operations in China at any time on page 1 of the Amended Registration Statement.

4.	We note your disclosure that you are not required to obtain any permissions or approvals from the Chinese government to offer your ordinary shares to foreign investors. Please also disclose each permission or approval that you or your subsidiaries are required to obtain to operate your business. If you are not required to obtain any permissions or approvals, please explain how you determined so. If you relied on the advice of counsel, please identify counsel and file counsel’s consent as an exhibit. If you did not rely on counsel, please explain why.

Response: We have disclosed our only subsidiary in China, Dongguan Xingfa Hardware Products Co. Ltd. (“Xingfa”), has received all permission required to obtain from Chinese authorities to operate its current business in China, including Business license, Customs Registration Certificate, Bank Account Open Permit and Approval regarding Environmental Protection on page 1 of the Amended Registration Statement.

5.	We note your disclosure that transfers of funds among your Hong Kong subsidiaries or from your Hong Kong subsidiaries to the holding company are free of restrictions. Please revise your disclosure to make it clear that the PRC may impose greater restrictions on your Hong Kong subsidiaries' abilities to transfer cash out of Hong Kong and to the holding company.

Response: We have revised our disclosure to make it clear that PRC may impose greater restrictions on our Hong Kong subsidiaries' abilities to transfer cash out of Hong Kong and to the holding company on pages 10 and 55 of the Amended Registration Statement.

6.	We note your summary risk factor disclosure noting that the Chinese government may intervene or influence your operations at any time. Please expand your disclosure to discuss specific limitations or restrictions imposed by the PRC on you based on the industry that you operate in. By way of example, and not limitation, discuss whether there are limitations on moving technology in and out of the PRC and how it will affect your operations. In addition, expand your risk factor section as necessary.

Response: We have expanded our disclosure to discuss specific limitations or restrictions by the PRC on us based on the industry that we operate in on pages 5 and 37 of the Amended Registration Statement.

Enforceability of Civil Liabilities, page 53

7.	We note your disclosures surrounding the enforceability of civil liabilities against persons located in the PRC and Hong Kong. Please disclose here, and include an appropriate risk factor, to discuss that these limitations may make it more difficult for your investors to enforce civil judgements against you or your officers or directors.

Response: We have revised our disclosure to clarify that these limitations may make it more difficult for our shareholders and investors to enforce civil judgements against us or our officers or directors on page 53 of the Amended Registration Statement. We have also revised our disclosure of the risk factor that it will be difficult to acquire jurisdiction and enforce liabilities against us, our officers, directors and assets based in Hong Kong and China on pages 38 of the Amended Registration Statement.

If you have any questions or further comments regarding to the Registration Statement, please contact me by phone at 703-618-2503 or via e-mail at jeffrey.li@fisherbroyles.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Bong Lau, Chief Executive Officer of Intelligent Living Application Group Inc.

Frederick Wong, Chief Financial Officer of Intelligent Living Application Group Inc.
Anthony S. Chan, CPA of Wei, Wei & Co., LLP